Exhibit 99.2

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Wednesday, 16 October 2024

WOODSIDE TO DELIST FROM THE LONDON STOCK EXCHANGE

Woodside has reviewed its current listing structure and decided to delist from the London Stock Exchange (LSE). Woodside shares represented by depositary interests account for approximately 1% of Woodside’s issued share capital. Trading volumes of Woodside shares on the LSE are low and delisting from the LSE will reduce Woodside’s administration costs.

Woodside has applied to the UK Financial Conduct Authority (FCA) and the LSE to cancel the admission of Woodside shares to listing in the International Commercial Companies Secondary Listing category of the Official List of the FCA and trading under the ticker “WDS” on the Main Market for listed securities of the LSE.

In accordance with UK Listing Rule 21.2.17, Woodside is required to give at least 20 business days’ notice of the intended cancellation of the listing of its shares. It is expected that the admission of Woodside’s shares to the International Commercial Companies Secondary Listing category of the Official List and to trading on the LSE’s Main Market for listed securities will be cancelled with effect from 08:00 (GMT) on 20 November 2024. The last day of trading of Woodside shares on the LSE will be 19 November 2024.

Woodside’s primary listing on the Australian Securities Exchange (ASX) and its American Depositary Receipts (ADR) program on the New York Stock Exchange (NYSE) will not be affected by the delisting of Woodside shares from the LSE.

Further information

Information on the delisting and termination of depositary arrangements and the options available to depositary interest holders, including how to sell their depositary interests, will be sent to depositary interest holders from Computershare. For further information on the transfer of LSE depositary interest holdings to ASX shares or for queries related to sale options, please contact:

Computershare Investor Services PLC

Telephone:	+ 44 (0)370 703 6075
Email:	WebCorres@computershare.co.uk

Depositary interest holders who receive Woodside shares upon termination of Woodside’s depositary interest arrangements and who wish to hold ADRs listed on the NYSE should contact Citibank N.A., the depositary for Woodside’s ADR program, following receipt of their ASX-listed Woodside shares:

Citibank Shareholder Services

Telephone:	+1 781 575 4555
Email:	citibank@shareholders-online.com

For further information refer to www.woodside.com/investors/lse-delisting.

Contacts:

INVESTORS Marcela Louzada M: +61 456 994 243 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee